UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Lithium Americas Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

53681J103

(CUSIP Number)

John S. Kim

General Motors Holdings LLC

300 Renaissance Center, Detroit, MI 48265

(313) 667-2303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON GENERAL MOTORS HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,162,326(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,162,326(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,162,326(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.00%(2)
14	TYPE OF REPORTING PERSON OO

(1)

General Motors Holdings LLC (“GM Holdings”) is the record holder of 15,002,243 common shares, without par value (“Common Shares”), of Lithium Americas Corp. (the “Issuer”), issued pursuant to the Separation (as defined below), and the beneficial owner of up to an additional 47,160,083 Common Shares issuable pursuant to the Tranche 2 Subscription Agreement, dated October 3, 2023, between the Issuer and GM Holdings (the “Tranche 2 Subscription Agreement”). This Schedule 13D assumes completion of the Transaction (as defined below) pursuant to the Tranche 2 Subscription Agreement for the maximum number of Common Shares the Reporting Persons may acquire as of the date hereof (assuming a subscription price of approximately $6.99 per Common Share).

GM Holdings is a wholly owned subsidiary of General Motors Company (“GM”). GM may be deemed to share beneficial ownership over the Common Shares directly or beneficially owned by GM Holdings.

(2)

The percentage set forth in Row 13 assumes completion of the Transaction pursuant to the Tranche 2 Subscription Agreement for the maximum number of Common Shares the Reporting Persons may acquire based on a total of 160,047,671 Common Shares expected to be outstanding as of October 3, 2023, as disclosed in the press release of Lithium Americas (Argentina) Corp., dated September 28, 2023 (assuming a subscription price of approximately $6.99 per Common Share).

CUSIP No. 53681J103	13D	Page 3 of 8

1	NAME OF REPORTING PERSON GENERAL MOTORS COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,162,326(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,162,326(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,162,326(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.00%(2)
14	TYPE OF REPORTING PERSON CO

(1)

GM Holdings is the record holder of 15,002,243 Common Shares issued pursuant to the Separation (as defined below), and the beneficial owner of up to an additional 47,160,083 Common Shares issuable pursuant to the Tranche 2 Subscription Agreement. This Schedule 13D assumes completion of the Transaction (as defined below) pursuant to the Tranche 2 Subscription Agreement for the maximum number of Common Shares the Reporting Persons may acquire as of the date hereof (assuming a subscription price of approximately $6.99 per Common Share).

GM Holdings is a wholly owned subsidiary of GM. GM may be deemed to share beneficial ownership over the Common Shares directly or beneficially owned by GM Holdings.

(2)

The percentage set forth in Row 13 assumes completion of the Transaction pursuant to the Tranche 2 Subscription Agreement for the maximum number of Common Shares the Reporting Persons may acquire based on a total of 160,047,671 Common Shares expected to be outstanding as of October 3, 2023, as disclosed in the press release of Lithium Americas (Argentina) Corp., dated September 28, 2023 (assuming a subscription price of approximately $6.99 per Common Share).

CUSIP No. 53681J103	13D	Page 4 of 8

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common shares, without par value (“Common Shares”), of Lithium Americas Corp., a corporation organized and existing under the laws of the Province of British Columbia (the “Issuer”). The principal executive offices of the Issuer are located at 900 West Hastings Street, Suite 400, Vancouver, British Columbia, Canada V6C 1E5.

On October 3, 2023, Lithium Americas Corp., a corporation previously organized and existing under the laws of the Province of British Columbia (“Old LAC”) completed the planned separation of its U.S. and Argentina businesses (the “Separation”), pursuant to which Old LAC changed its name to “Lithium Americas (Argentina) Corp.” (“Remainco”) and established the Issuer as a separate publicly traded company. In connection with the Separation, Old LAC transferred the Thacker Pass lithium project located in Humboldt County, Nevada (the “Thacker Pass Project”) to the Issuer.

Item 2.	Identity and Background

This Schedule 13D is being filed by General Motors Holdings LLC, a Delaware limited liability company (“GM Holdings”), and General Motors Company, a Delaware corporation (“GM”) (collectively, the “Reporting Persons”). GM Holdings is a wholly owned subsidiary of GM. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GM and GM Holdings are set forth in Exhibit 99.2. The address of the principal business office of each of the Reporting Persons is 300 Renaissance Center, Detroit, MI 48265.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Common Shares reported herein as beneficially owned by the Reporting Persons were acquired or are acquirable pursuant to the Master Purchase Agreement, dated January 30, 2023 (the “Master Purchase Agreement”), between Old LAC and GM Holdings, relating to an aggregate investment by GM Holdings of US$650 million in Old LAC and the Issuer (the “Transaction”). In connection with the Separation, the Issuer became a party to the Master Purchase Agreement. The Transaction was structured in two tranches. The first tranche was completed prior to the Separation and the second tranche remains to be completed, as further described below.

Tranche 1

In the first tranche of the Transaction, GM Holdings acquired 15,002,243 common shares of Old LAC (“Old LAC Shares”) at a price of US$21.34 per share for gross proceeds to Old LAC of approximately US$320 million. In connection with the Separation, each issued and outstanding Old LAC Share converted into one common share of Remainco and one Common Share of the Issuer. Accordingly, GM Holdings owns of record, and GM may be deemed to beneficially own, 15,002,243 Common Shares.

Tranche 2

In connection with the Separation on October 3, 2023, the Issuer executed a Tranche 2 Subscription Agreement with GM Holdings (the “Tranche 2 Subscription Agreement”) providing for the issuance of approximately US$330 million of Common Shares at a price equal to the five-day volume-weighted average price for Common Shares on the New York Stock Exchange preceding the date that the Issuer delivers notice of satisfaction of the Tranche 2 closing conditions, subject to a maximum price of US$17.3601 (“Tranche 2”). Completion of Tranche 2 is subject to several conditions, including the Issuer demonstrating that it has secured sufficient funding to complete the development of Phase 1 of the Thacker Pass Project. The Tranche 2 closing conditions may be waived by GM Holdings in its sole discretion.

CUSIP No. 53681J103	13D	Page 5 of 8

Under the Tranche 2 Subscription Agreement, GM Holdings is not permitted to acquire Common Shares in excess of the lower of (a) 30% of the Issuer’s issued and outstanding Common Shares and (b) the number of Common Shares that would result in GM Holdings consolidating its interest in the Issuer in its financial statements (estimated to be greater than 30%).

Assuming completion of the Transaction pursuant to the Tranche 2 Subscription Agreement as of the date hereof:

•

the maximum number of Common Shares the Reporting Persons may acquire is 47,160,083 Common Shares, which, together with the 15,002,243 Common Shares previously acquired, would equal 30.00% of the Issuer’s issued and outstanding Common Shares; and

•

the minimum number of Common Shares the Reporting Persons may acquire, assuming the maximum price of US$17.3601 per Common Share, is 19,000,590 Common Shares, which, together with the 15,002,243 Common Shares previously acquired, would equal 18.99% of the Issuer’s issued and outstanding Common Shares.

As noted above, however, the actual number of Common Shares the Reporting Persons may acquire pursuant to the Tranche 2 Subscription Agreement is dependent upon the five-day volume-weighted average price for Common Shares on the New York Stock Exchange preceding the date that the Issuer delivers notice of satisfaction of the Tranche 2 closing conditions.

This summary is qualified in its entirety by reference to the Master Purchase Agreement and the Tranche 2 Subscription Agreement, copies of which are filed as Exhibits 10.1 and 10.2, respectively, and incorporated by reference herein.

Item 4.	Purpose of Transaction

The acquisition and beneficial ownership of the Common Shares by the Reporting Persons were undertaken for investment purposes and in connection with the development of the Thacker Pass Project and the Offtake Agreement described in Item 6, below.

The information contained in Items 3 and 6 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, results of operations, business and prospects, the market price of the Common Shares, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions, and other factors that the Reporting Persons deem relevant to their investment decisions. Except as otherwise disclosed in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, based on such evaluations and subject to the terms of the agreements between GM Holdings and the Issuer, the Reporting Persons may, from time to time or at any time: (i) acquire additional Common Shares and/or other equity, debt, notes, instruments, or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of the Reporting Persons to this Schedule 13D are incorporated by reference herein.

The maximum aggregate percentage of beneficial ownership of each of GM Holdings and GM is approximately 30.00% of the issued and outstanding Common Shares of the Issuer. The percentage of the Common Shares beneficially owned is based on a total of 160,047,671 Common Shares outstanding as of October 3, 2023, as disclosed in the press release of Lithium Americas (Argentina) Corp., dated September 28, 2023, and assumes completion of the Transaction for the maximum number of Common Shares the Reporting Persons may acquire as of the date hereof, as described in Item 3 of this Schedule 13D.

CUSIP No. 53681J103	13D	Page 6 of 8

To the knowledge of the Reporting Persons, none of the persons listed on Exhibit 99.2 have any beneficial ownership of any Common Shares.

(c) Except for the transactions described in response to Item 4 above, which information is hereby incorporated by reference, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.2, have effected any transactions that may be deemed to be a transaction in the Common Shares during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

Offtake Agreement

As part of the first tranche of the Transaction, Old LAC agreed to allocate to GM Holdings 100% of the Phase 1 lithium carbonate offtake from the Thacker Pass Project under a supply agreement, dated February 16, 2023 (the “Offtake Agreement”), between the Old LAC and GM Holdings. In connection with the Separation on October 3, 2023, and the transfer of the Thacker Pass Project to the Issuer, Old LAC assigned the Offtake Agreement to the Issuer.

The purchase price for lithium carbonate under the Offtake Agreement is based on an agreed upon price formula linked to prevailing market prices calculated on a quarterly basis and is the average Fastmarkets MB price per tonne for lithium carbonate, averaged over the prior quarter, less a discount, subject to an agreed upon floor price. The term of the Offtake Agreement will be 10 years from the commencement of Phase 1 commercial production, with an option for GM Holdings to extend by an additional five years under the same terms as the initial term. GM Holdings is entitled to purchase all offtake from Phase 1, unless it does not complete the closing of the Tranche 2 portion of the Transaction, in which case its entitlement will be prorated (subject to certain exceptions).

GM Holdings also has a right of first offer on the offtake of Phase 2 production for the Thacker Pass Project. So long as the Offtake Agreement remains in good standing, the Issuer has also agreed to limitations on the establishment of joint ventures and the sale of an interest in the Thacker Pass Project to certain competitors and to enterprises restricted under governmental sanctions and under critical minerals policies of the United States and Canada.

The foregoing description of the Offtake Agreement is qualified in its entirety by reference to the Offtake Agreement, a copy of which is filed as Exhibit 10.3 and is incorporated by reference herein.

Investor Rights Agreement

Concurrent with the completion of the Separation, the Issuer and GM Holdings entered into an investor rights agreement (the “IRA”). Under the IRA, GM Holdings is required to “lock-up” its securities until the later of (i) one year after the Separation and (ii) the earlier of (i) six months after the closing of Tranche 2 and (ii) the date Tranche 2 is not completed in accordance with its terms (such date being the “Lock-up Outside Date”).

The IRA also provides, among other things, for GM Holdings to be entitled to the following:

(a)

the right to nominate an individual to serve on the board of directors of the Issuer during the term leading up to the Tranche 2 closing and thereafter for so long as it owns 10% or more of the issued and outstanding Common Shares, along with the right to consent to any increase in the size of the board of directors to more than 10 directors;

CUSIP No. 53681J103	13D	Page 7 of 8

(b)

the right to have a non-voting observer (as an alternative to a board nominee) attend all of Issuer’s board meetings, during the term leading up to the Tranche 2 closing and thereafter for so long as it either (i) owns 10% or more of the issued and outstanding Common Shares or (ii) owns 5% or more of the issued and outstanding Common Shares and is a party to the Offtake Agreement (or a similar agreement with the Issuer);

(c)

the right to participate in any subsequent issuances of Issuer’s securities to “top-up” its pro rata ownership of the Issuer, until the later of: (i) the Lock-up Outside Date and (ii) the date on which GM Holdings ceases to either (A) own 10% or more of the issued and outstanding Common Shares or (B) own 5% or more of the issued and outstanding Common Shares and be a party to the Offtake Agreement (or a similar agreement with the Issuer); and

(d)	certain demand, piggyback and shelf registration rights with respect to the Common Shares held by GM Holdings.

In connection with the Separation, GM Holdings’ nominee was elected to the board of directors of the Issuer pursuant to the IRA provision described in (a), above.

In addition, GM Holdings is subject to a standstill limitation whereby it may not increase its holdings beyond 20% of the issued and outstanding Common Shares (excluding the acquisition of Common Shares pursuant to the Transaction), until the later of five years following the effective date of the IRA and one year following the date of the commencement of commercial production for Phase 1 of the Thacker Pass Project.

The foregoing description of the IRA is qualified in its entirety by reference to the IRA, a copy of which is filed as Exhibit 10.4 and is incorporated by reference herein.

CUSIP No. 53681J103	13D	Page 8 of 8

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

10.1	Master Purchase Agreement, dated January 30, 2023, between Remainco and GM Holdings (incorporated by reference to Exhibit 4.1 to the Issuer’s Amendment No. 3 to Form 20-F and filed with the SEC on September 27, 2023)

10.2	Tranche 2 Subscription Agreement, dated October 3, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.13 to the Issuer’s Report on Form 6-K for the month of October 2023 and filed with the SEC on October 5, 2023)

10.3	Offtake Agreement, dated February 16, 2023, between Remainco and GM Holdings (incorporated by reference to Exhibit 4.8 to the Issuer’s Amendment No. 3 to Form 20-F and filed with the SEC on September 27, 2023)

10.4	Investor Rights Agreement, dated October 3, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.14 to the Issuer’s Report on Form 6-K for the month of October 2023 and filed with the SEC on October 5, 2023)

99.1	Joint Filing Agreement, dated October 11, 2023, by and between the Reporting Persons

99.2	Directors and Executive Officers of GM and GM Holdings

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2023

GENERAL MOTORS HOLDINGS LLC

/s/ John S. Kim
Name: John S. Kim
Title: Assistant Secretary

GENERAL MOTORS COMPANY

/s/ John S. Kim
Name: John S. Kim
Title: Assistant Corporate Secretary